UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	033-92798

CSR Limited

(Exact name of registrant as specified in its charter)

Level 1, 9 Help Street
Chatswood, NSW  2067, Australia
Telephone: (61 2) 9235 8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 6.875% Guaranteed Notes due July 21, 2005

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  41

Pursuant to the requirements of the Securities Exchange Act of 1934, CSR Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 22, 2004	By:	/s/ GRAHAM HUGHES
Name: Graham Hughes
Title: Company Secretary

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.